Exhibit 99.1

argenx announces Annual General Meeting of Shareholders on May 11, 2021

March 30, 2021

Breda, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer, today announced that an annual general meeting of shareholders will be held at 10:00 a.m. CEST on Tuesday May 11, 2021 at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BG Schiphol, the Netherlands.

The shareholders and all other persons with meeting rights are invited to attend the annual general meeting of shareholders.

The formal notice of convocation (including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting and regarding the e-voting system) is available on the argenx website www.argenx.com and on www.abnamro.com/evoting.

Agenda

The full agenda for the meeting as well as all ancillary documents relevant for the meeting are available via the argenx website and are also available for inspection at the argenx offices. A free copy thereof may also be obtained by e-mailing annualmeeting@argenx.com.

In addition to recurrent items on the agenda, such as the discussion and adoption of the 2020 Annual Accounts, an advisory vote on the company’s remuneration report, the discharge of the directors for their duties performed in 2020 and the authorization of the Board of Directors to issue shares and to limit or exclude pre-emptive rights in relation thereto, the following items, amongst others, are proposed:

•	Approval of the updated and amended remuneration policy;

•	Appointment of Yvonne Greenstreet and re-appointment of Anthony Rosenberg as non-executive directors to the Board of Directors; and

•	Appointment of Deloitte Accountants B.V. for the 2021 financial year.

Due to the ongoing COVID-19 pandemic, argenx would like to encourage shareholders to use the voting by (electronic) proxy option as referred to in the convocation. The Company will provide a live audio-webcast of the general meeting to enable as many shareholders as possible to attend.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases and cancer. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx is evaluating efgartigimod in multiple serious autoimmune diseases, and cusatuzumab in hematological cancers in collaboration with Janssen. argenx is also advancing several earlier stage experimental medicines within its therapeutic franchises. argenx has offices in Belgium, the United States, Japan and Switzerland. For more information, visit www.argenx.com and follow us on LinkedIn at https://www.linkedin.com/company/argenx/ and Twitter at https://twitter.com/argenxglobal.

For further information, please contact:

Investors:

Beth DelGiacco (US)

bdelgiacco@argenx.com

Joke Comijn (EU)

jcomijn@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its 2021 business and financial outlook and related plans; the therapeutic potential of its product candidates;  the intended results of its strategy and argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.